SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2007

PURE NICKEL INC.

(formerly “Nevada Star Resource Corp.”)

(Exact name of registrant as specified in its charter)

Commission File Number: 000-25489

95 Wellington Street West

Suite 900

Toronto, Ontario M5J 2N7

CANADA

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

DOCUMENTS FURNISHED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pure Nickel Inc.

By:	/s/ J. Jay Jaski
J. Jay Jaski
Chairman and Chief Executive Officer

Date: September 12, 2007

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press release dated August 15, 2007, reporting drill results for Pure Nickel’s Fond du Lac Ni-Cu property.

99.2	Press release dated August 21, 2007, presenting exploration results from Pure Nickel’s Fox River project.

99.3	Press release dated September 4, 2007, announcing the expansion of Pure Nickel’s exploration team.

99.4	Notice of Change of Auditor (National Instrument 51-102).

99.5	Letter from former auditor of Pure Nickel Inc.

99.6	Letter from successor auditor of Pure Nickel Inc.

Exhibit 99.1

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.765 million 93.750 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel’s Fond du Lac Drill Program Encounters Numerous Nickel

Intersections

TORONTO, ONTARIO – Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB:PNCKF) reports drill results for the first 11 holes of the 2007 exploration, drilling and analytical program on its 100% owned Fond du Lac Ni-Cu property, northern Saskatchewan. The 2007 Fond du Lac drill program is the second phase of a drill program commenced in July 2006 by Pure Nickel.

During the 2007 drill program the Company completed 19 diamond drill holes totaling 3,127 metres. Drilling tested a limited area of known mineralization on the Rae Lake mineralized horizon and a possible extension to the Axis Lake East Zone horizon.

Highlights of the program include:

- 1.90 % Ni, 0.38 % Cu over 0.15 m from the Axis Lake “West Zone” indicating higher grade mineralization at depth.

- intersection of norite-hosted magmatic sulphides 1.3 km along strike in same magnetic feature that hosts the Axis Lake “East Zone Ni-Cu deposit”.

- Hole RL-PNI-07-02 intersected 41 metres of 0.14% Cu, 0.15% Ni at Rae Lake mineralized horizon.

The Rae Lake mineralized horizon is an extensive east-west trending Ni-Cu sulphide horizon. It is located 1.4 km south of the Axis Lake mineralized horizon. The 2007 drill program established that this mineralized horizon has a strike length of at least 3 km, and a shallow 25-30° southerly dip, and a variable thickness from east to west. The greatest thicknesses are encountered in the western portion of this horizon proximal to a major structural break which appears to have some control on the localization of the Ni-Cu sulphide mineralization here, and at Axis Lake. Drilling has established that the western portion of this mineralized horizon can be traced from surface down dip for at least 250m. The extensive surface outcroppings of the Rae Lake Ni-Cu horizon, its shallow dip, westward expanding thickness and length suggest not only a westward increase in the mineralization proximal to a major mineralizing source, and potential higher grade

Ni-Cu sulphides like those at Axis Lake (1.4 km to the north) and Currie Lake (4.5 km north of the Axis Lake horizon; 1.24% Ni and 0.45% Cu over 7.5 m), but also the potential for a large tonnage lower grade resource of Ni-Cu mineralization in an area with established infrastructure. Hole RL-PNI-07-02 intersected 41 metres of 0.14 % Cu, 0.15% Ni and is associated with an average sulphide content of 8.5%. Although not part of this 41 m interval values of up to 1.79% Cu and 0.26% Ni over 0.21 m were encountered in this hole in the immediate footwall to this thick mineralized interval. Drillhole intersections through the western portion of this zone have returned intersections with up to 0.42% Cu and 0.57% Ni over 0.56 m. The results for the first 11 holes are presented in the table below. Location of the drillholes from the 2007 program can be found at the company’s website: www.purenickel.com

Exploration drilling in 2007 along the margin of the aeromagnetic feature that hosts the Axis Lake East Zone Ni-Cu mineralization intersected norite-hosted magmatic sulphides 1.3 km east of the previously established eastern limit of the East Zone, assays for this potentially new extension of the “East zone” are pending.

During the 2006 exploration phase seven drill holes were completed for a total of 2,258 meters. Nickel mineralization was present in all of the drill holes, including an intersection grading up to 1.86% Ni and 0.45% Cu. Hole AL06-007 was completed before a forest fire swept through the region. Recovery of mineralized core (1.90% Ni, 0.38% Cu over 0.15 m) from the 2006 program was assayed with the recent drilling core and confirms that the dip of the horizon had changed, and its down-dip potential will be investigated in future drill programs

Larry Hulbert, Chief Exploration Officer, said: “ We are pleased with the results of the 2007 program on the Fond du Lac property, and the continually increasing size of the Ni-Cu mineralized system in the Axis–Rae Lakes area. Additional assays will soon be available that will further contribute to our understanding of the controls on localization of mineralization in the area, and we look forward to aggressively continuing the exploration program in 2007/08”.

Results from selected drill holes are located in the following table.

DDH Hole No.	From (metres)	To (metres)	Core Intervals (metres) *	Ni%	Cu%	S %
AL-06-07	151.49	152.45	0.96	0.13	0.14	2
AL-06-07	152.45	152.6	0.15	1.90	0.38	24.34
RL-PNI-07-01	76.01	77.77	1.76	0.10	0.09	2.2
RL-PNI-07-01	77.77	79.88	2.11	0.15	0.26	3.8
RL-PNI-07-01	79.88	81.38	1.5	0.19	0.15	3.9
RL-PNI-07-01	81.38	82.89	1.51	0.16	0.13	3.3
RL-PNI-07-01	82.89	84.43	1.54	0.17	0.13	3.7
RL-PNI-07-01	84.43	85.99	1.56	0.10	0.15	2.5
RL-PNI-07-01	85.99	87.48	1.49	0.11	0.17	2.6

RL-PNI-07-01	87.48	89.21	1.73	0.10	0.11	2.5
RL-PNI-07-01	89.21	90.85	1.64	0.11	0.13	2.5
RL-PNI-07-01	90.85	92.41	1.56	0.22	0.20	4.4
RL-PNI-07-01	92.41	93.63	1.22	0.18	0.16	3.4
RL-PNI-07-02	42.74	44.3	1.56	0.18	0.14	3.2
RL-PNI-07-02	46.11	48.07	1.96	0.12	0.15	2.8
RL-PNI-07-02	48.07	49.73	1.66	0.14	0.13	3.4
RL-PNI-07-02	49.73	51.27	1.54	0.15	0.17	3.8
RL-PNI-07-02	51.27	52.77	1.5	0.14	0.14	3.1
RL-PNI-07-02	52.77	54.27	1.5	0.17	0.17	3.5
RL-PNI-07-02	54.27	55.77	1.5	0.13	0.13	3.2
RL-PNI-07-02	55.77	57	1.23	0.16	0.16	3.6
RL-PNI-07-02	57	58.12	1.12	0.13	0.12	2.9
RL-PNI-07-02	59.75	61.29	1.54	0.19	0.18	4.1
RL-PNI-07-02	61.29	62.85	1.56	0.12	0.11	2.8
RL-PNI-07-02	63.9	65.46	1.56	0.21	0.17	4.3
RL-PNI-07-02	65.46	67.01	1.55	0.22	0.17	4.3
RL-PNI-07-02	67.01	68.53	1.52	0.16	0.17	3.6
RL-PNI-07-02	68.53	70.03	1.5	0.20	0.13	4.5
RL-PNI-07-02	70.03	71.57	1.54	0.19	0.15	3.8
RL-PNI-07-02	71.57	73.03	1.46	0.17	0.19	3.5
RL-PNI-07-02	73.03	74.58	1.55	0.17	0.16	3.5
RL-PNI-07-02	74.58	76.09	1.51	0.16	0.16	3.4
RL-PNI-07-02	76.09	77.71	1.62	0.21	0.19	4.2
RL-PNI-07-02	77.71	79.22	1.51	0.15	0.19	3.6
RL-PNI-07-02	79.22	80.75	1.53	0.12	0.10	2.7
RL-PNI-07-02	80.75	82.24	1.49	0.11	0.11	2.4
RL-PNI-07-02	82.24	83.77	1.53	0.12	0.10	2.6
RL-PNI-07-02	83.77	85.13	1.36	0.10	0.08	2.3
RL-PNI-07-02	86.41	87.72	1.31	0.10	0.09	1.9
RL-PNI-07-02	87.72	88.79	1.07	0.17	0.14	3.8
RL-PNI-07-02	88.79	89	0.21	0.26	1.80	8.06
RL-PNI-07-03	71.89	72.89	1	0.12	0.12	3.1
RL-PNI-07-03	72.89	73.45	0.56	0.57	0.42	>10
RL-PNI-07-04	72.75	73.81	1.06	0.11	0.08	1.9
RL-PNI-07-04	73.81	74.08	0.27	0.14	0.11	2.5
RL-PNI-07-04	74.08	74.32	0.24	0.18	0.28	2.7
RL-PNI-07-04	74.72	75.91	1.19	0.10	0.08	1.6
RL-PNI-07-05	73.88	74.76	0.88	0.12	0.19	3
RL-PNI-07-05	74.76	75.49	0.73	0.13	0.18	3
RL-PNI-07-05	86.39	87.48	1.09	0.11	0.12	2.4
RL-PNI-07-05	87.48	88.66	1.18	0.10	0.11	2.2
RL-PNI-07-05	88.66	89.18	0.52	0.24	0.22	6.6
RL-PNI-07-05	101.13	102.55	1.42	0.11	0.08	2.3
RL-PNI-07-05	102.55	103.85	1.3	0.10	0.08	2

RL-PNI-07-05	103.85	105.05	1.2	0.11	0.07	2.2
RL-PNI-07-09	9.22	9.75	0.53	0.17	0.14	2.5
RL-PNI-07-09	9.75	10.27	0.52	0.17	0.12	2.7
RL-PNI-07-09	10.27	10.48	0.21	0.25	0.13	3.4
RL-PNI-07-09	10.48	10.64	0.16	0.15	0.14	2.5
RL-PNI-07-09	26.39	27.90	1.51	0.12	0.10	1.9
RL-PNI-07-09	27.90	29.29	1.39	0.10	0.10	1.4
RL-PNI-07-09	29.29	29.47	0.18	0.20	0.14	2.8
RL-PNI-07-09	29.47	30.97	1.5	0.10	0.10	1.7
RL-PNI-07-09	30.97	32.01	1.04	0.14	0.17	2.1
RL-PNI-07-09	32.01	33.07	1.06	0.12	0.12	1.9
RL-PNI-07-10	26.02	26.17	0.15	0.22	0.17	4.8
RL-PNI-07-10	26.31	26.43	0.12	0.13	0.11	3
RL-PNI-07-10	45.22	45.48	0.26	0.20	0.24	4.8
RL-PNI-07-10	45.48	45.74	0.26	0.30	0.24	6.9
RL-PNI-07-10	45.74	46.31	0.57	0.12	0.10	2.7
RL-PNI-07-10	46.99	47.27	0.28	0.17	0.16	3.6
RL-PNI-07-10	47.27	47.97	0.7	0.10	0.08	2.2

(*)	approximate true widths.

The Fond du Lac property consists of eight large contiguous mining claims (with a combined area of 95,000 acres) encompassing some 40 km of prospective norite-sediment hosted nickel-copper stratigraphy in the Snowbird Tectonic Zone, northern Saskatchewan. The area contains a number of Ni-Cu prospects, horizons and deposits. The most prominent mineralized horizon is the Axis Lake mineralized horizon. It is at least 2.5 km long and consists of a “West” and “East” zone of Ni-Cu sulphide mineralization. The Axis Lake “East Zone” contains a non compliant National Instrument 43-101 estimated resource of 3,400,000 tonnes of 0.66% Ni, 0.60% Cu, and 0.15% Co. The deposit is located 14 km northwest of the community of Stony Rapids. Stony Rapids has year round road access and offers a wide range of supply and transportation services including daily direct flights connecting Stony to Saskatoon and Regina.

Quality Control

Aurora Geosciences Ltd. of Yellowknife is the project operator for Pure Nickel. Drill core is logged on site by Aurora’s geologist. Core is then cut, one half is retained and stored on site for reference, and one half is sent for analysis. Blanks and CANMET certified reference material are inserted at regular intervals as quality control. Additional standards, blanks and duplicate analyses are also employed by the analytical laboratory.

Core samples are delivered to Acme Analytical Laboratories’ Vancouver preparation facility for crushing and pulverizing. Pulps are analyzed for multiple trace elements by ICP-MS using a four acid digestion (method Group 1EX). Samples exceeding 1.0% copper or nickel are assayed using a hot 4-acid digest and ICP-ES (method Group 7TD). Major elements are also determined for the selected samples by fusion-ICP-MS (method code 4A-B).

Dr. Larry Hulbert, P.Geo. is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

This release was prepared by management of Pure Nickel Inc. who take full responsibility for its contents. Neither the TSX nor the OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Contact Information:

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Exhibit 99.2

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 93.760 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Presents Exploration Results from its Fox River Project

TORONTO, ONTARIO – Pure Nickel Inc. (“Pure Nickel”) (TSX: NIC, OTCBB:PNCKF) would like to present the results from the 2007 drilling program on its 50% owned joint venture option with Xstrata Nickel in the komatiitic Fox River Belt, northern Manitoba. In 2007 a total 3,506 metres in 10 holes were completed in an area south of the Fox River Sill. The results of the 2007 drill program are presented.

Highlights of the program include:

- The best Cu-Ni-PGE mineralization was found to be associated with large mafic-ultramafic sills flanking the Hayes River approximately 1.8 kilometres south of the Fox River Sill. Copper, nickel and palladium values up to 2.38%, 0.43 % and 1033 ppb; respectively were recorded.

- 392 core samples submitted for assay and geochemical analyses were also utilized as exploration tools and suggest an earlier and potentially proximal segregation of Ni-rich sulphides similar to those in counterparts at Raglan and Thompson.

- The 2007 drill program also demonstrated that previously interpreted metasedimentary iron formations are large ultramfic centres. Such centres in komatiite terrains are commonly associated with Ni-Cu sulphide mineralization.

Diamond drill hole FXPNI07-40 intersected a gabbro that contained coarse magmatic sulphides grading 1.93 % Cu and 0.19 % Ni over narrow intervals (0.24 metres) in the middle of the intrusion. Additional mineralization was intersected in the marginal gabbro at the base of the same intrusion. It returned values ranging from 0.10% to 2.38% copper over 2.3 metres. The footwall quartzite returned 0.24% to 3.22% Cu over 2 metres.

FXPNI07-37 returned the highest Ni assay of 0.43% Ni over 0.15 meters in altered ultramafic rock.

Previous drilling in the proximity to the above two holes by Falconbridge in 2001 intersected 0.20 metres of 0.90% Ni and 0.86% Cu.

Hole FXPNI07-38 intersected 0.8 metres of pyrrhotite-rich argillites containing 6214 ppb of gold.

The technical results of the 2007 program on the Fox River property increased the understanding of the geology and geophysics of this complex, deeply glacial covered exploration terrain.

A complete listing of the Ni-Cu-PGE and Au assays and drillhole location map from the 2007 program can be found at the Company’s website: www.purenickel.com

The Fox River Belt Ni-Cu-PGE Project

The Fox River Belt is an extensive Paleoproterozoic volcanosedimentary sequence lying on the northwest margin of the Archean Superior Province. It forms a segment of the Circum-Superior Belt with nickel-rich magmatic rocks of a komatiitic affinity. Less than 1% of the rocks within the belt are exposed however based on regional and detailed airborne magnetic surveys and past exploration drilling the only discernable geological difference between this area and the Raglan Belt in Ungava is the presence of the large Fox River ultramafic sill. This sill-like body is detected as a prominent regional magnetic feature and reflects the presence of one of the largest layered ultramafic intrusions in North America. It has economic potential to host stratiform PGE mineralization in its layered sequence similar to that in the Bushveld Complex of South Africa, Great Dyke of Zimbabwe and Stillwater Complex, U.S.A. The basal portion or marginal series of this sill complex has potential to give rise to semi-massive and massive Ni-Cu-PGE sulphides like those discover in the KO Zone in 1999.

South of the Fox River Sill numerous sub-volcanic magma chambers associated with the enclosing and overlying komatiitic volcanics are reflected by strong linear magnetic features. These bodies, and their associated volcanic counterparts, and the marginal zone of the Fox River Sill are the focus of Pure Nickel’s exploration program in the belt.

Due to its close resemblance to the nickel-rich Thompson and Raglan mining camps, the Fox River area has been considered prime hunting grounds for nickel sulfide deposits for over forty years. However near-total coverage by glacial deposits, locally over 100 metres thick, has hindered previous exploration programs since traditional mapping and prospecting cannot be carried out due to the lack of outcrop, and the thick cover has complicated both geochemical- and geophysical-based exploration methods.

Pure Nickel has optioned Falconbridge Limited’s (now Xstrata Nickel) Fox River property covering over 1200 square kilometers of favorable stratigraphy. Multiple conductors and target areas have been identified from Xstrata’s previous exploration work. Detailed 3D inversion magnetic studies, new detailed VTEM B-field geophysical surveys, and application of a proprietary soil geochemistry over known conductors and areas of interest enhance Pure Nickel’s opportunities for discovery in this promising but challenging terrain.

Quality Control

Aurora Geosciences Ltd., Yellowknife is the project operator for Pure Nickel. Drill core is logged on site by Aurora’s geologist. Core is then cut, one half is retained and stored on site for reference, and one half is sent for analysis. Blanks and CANMET certified reference material are inserted at regular intervals as quality control. Additional standards, blanks and duplicate analyses are also employed by the analytical laboratory.

Core samples are delivered to Acme Analytical Laboratories’ Vancouver preparation facility for crushing and pulverizing. Pulps are analysed for multiple trace elements by ICP-MS using a four acid digestion (method Group 1DX). Samples exceeding 1.0% copper or nickel are assayed using a hot 4-acid digest and ICP-ES (method Group 7TD). Major elements are also determined for the selected samples by fusion-ICP-MS (method code 4A-B).

Dr. Larry Hulbert, P.Geo., is a qualified person as defined by National Instrument 43-101 and is responsible for reviewing the technical disclosure in this press release.

About Pure Nickel

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

This release was prepared by management of Pure Nickel Inc. who take full responsibility for its contents. Neither the TSX nor the OTC Bulletin Board have reviewed or accept responsibility for the adequacy of this news release.

Contact Information:

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Exhibit 99.3

Pure Nickel Inc.
95 WELLINGTON ST. W. STE 900, Toronto, Ontario, M5J 2N7 Tel: 416-644-0066 Fax: 416-644-0069 www.purenickel.com
TSX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	NIC (TSX), PNCKF (OTC BB) 67.766 million 92.410 million C$0.58 - $1.65

– NEWS RELEASE –

Pure Nickel Inc. Expands Exploration Team

TORONTO, ON, September 4, 2007: Pure Nickel Inc. (the “Company”) (TSX: NIC, OTCBB: PNCKF) is pleased to announce that coincident with growing its portfolio of highly prospective properties it has expanded its exploration team to include Mr. Phillip Mudry, Mr. Dallas Davis, Dr. Quentin Gall and the services of Mr. Paul Stacey. In order to effectively manage and maximize the potential of the properties the company has established three geographic regions each overseen by a Region Manager who will be responsible for ongoing exploration programs and evaluation of joint venture opportunities.

Mr. Phillip Mudry joins Pure Nickel as Manager, Central Region. Phillip is a Professional Geologist with over 30 years experience in mineral exploration and resource development. Prior to joining Pure Nickel, Phillip held the position of President and Director of Tanqueray Resources Ltd. Phillip was also Vice President of Exploration for Comaplex Minerals Corp. and led the teams to the discovery of two gold deposits in Nunavut Territory. More recently Phillip led the exploration team for Endako Mines of Thompson Creek Mining to explore for additional reserves to extend the life of the mine. Phillip brings a wealth of broad knowledge, discovery and management experience of junior mining companies to Pure Nickel. Phillip’s responsibilities include William Lake, Manibridge, POV and Nuvilik properties along with shared responsibilities for Salt Chuck in Alaska.

Mr. Dallas Davis joins Pure Nickel as Manager, Eastern Region. Dallas is a professional geologist with over 40 years experience in mineral prospect evaluation, risk assessment, planning and execution of exploration programs. President of Dalmin Corporation since 1981, Dallas has served both private and public sector clients throughout Canada and abroad. Clients have included numerous public companies as well as the World Bank, CIDA, Natural Resources Canada, and the New Brunswick Department of Natural Resources. In addition to serving as a Director for several organizations, including the PDAC, Dallas has also authored 26 papers and publications on mineral exploration. Dallas is responsible for the Florence Lake, Harp Lake, SR1, HPM and Forgues properties as well as the East Hudson JV with SOQUEM.

Dr. Quentin Gall joins Pure Nickel as Land Manager responsible for property claim maintenance and communications with provincial and state authorities with respect to work commitments and yearly reports. Quentin brings 25 years of geological experience to the Company including previous exploration experience on the MAN property in Alaska.

Pure Nickel has retained Mr. Paul Stacey, President of MapIT, to provide GIS and data management services and support to all Pure Nickel exploration programs. Paul has over 10 years experience in the sector providing data services to both private and public sector clients. Primary responsibilities include compilation mapping, drill data management, and 3D modelling.

“We are very pleased to have attracted such diverse, experienced, and industry respected exploration geologists to the expanding Pure Nickel exploration group” said Dr. Larry Hulbert Chief Exploration Officer of Pure Nickel.

About Pure Nickel Inc.:

Pure Nickel is a mineral exploration Company with multiple, advanced nickel sulphide and PGE projects in Canada and Alaska. The Company’s 2007 exploration program is underway on multiple properties and is fully funded.

The TSX Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information:

The Howard Group

Grant Howard

Toll Free: 1-888-221-0915

Email info@howardgroupinc.com

Website www.howardgroupinc.com

Pure Nickel Inc.

J. Jay Jaski

Chairman & CEO

T. (416) 644-0066

F. (416) 644-0069

Email: info@purenickel.com

Website: www.purenickel.com

Exhibit 99.4

PURE NICKEL INC.

NOTICE OF CHANGE OF AUDITOR

(National Instrument 51-102)

To:	Smythe Ratcliffe LLP, Chartered Accountants

7th Floor, Marine Building

355 Burrard Street

Vancouver, BC V6C 2G8

And	To: SF Partnership LLP, Chartered Accountants

Suite 200 – 4950 Younge Street

North York, ON M2  N6K1

Pursuant to Section 4.11(7) of National Instrument 51-102, Pure Nickel Inc. (the “Company”) hereby gives notice of the change of its auditor from Smythe Ratcliffe LLP, Chartered Accountants (the “Former Auditor”), to SF Partnership LLP, Chartered Accountants (the “Successor Auditor”). In accordance with National Instrument 51-102, the Company hereby states that:

1.	the Former Auditor has resigned as the Company’s auditor, effective April 30, 2007;

2.	the resignation of the Former Auditor and the appointment of the Successor Auditor as the Company’s auditor have been considered and approved by the Company’s Audit Committee and Board of Directors;

3.	there were no reservations in the Former Auditor’s report on the Company’s financial statements for the years ended December 31, 2006 and December 31, 2005; and

4.	there have been no “reportable events” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

DATED this 2nd of May, 2007.

PURE NICKEL INC.

Per:	/s/ J. Jay Jaski
Authorized Signatory

Exhibit. 99.5

May 22, 2007

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	PO Box 55
701 West Georgia Street	19 Floor, 20 Queen Street West
Vancouver, BC V7Y 1L2	Toronto, ON M5H 3S8

Attention: Statutory Filings	Attention: Statutory Filings

Alberta Securities Commission 4 Floor, 300 5 Avenue SW Calgary, AB T2P 3C4

Attention: Statutory Filings

Dear Sirs:

Re:	Pure Nickel Inc. (formerly Nevada Star Resource Corp.) (the “Company”) Change of Auditor

As the former auditor of the Company, we have been provided with and read the Notice of Change of Auditor dated May 2, 2007 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by the Company. Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.

We understand that the Notice, along with this letter and a similar letter from SF Partnership LLP, Chartered Accountants, will be filed with the securities regulatory authorities.

Yours truly,

SMYTHE RATCLIFFE LLP

/s/ Smythe Ratcliffe LLP
Rick Henshaw, CA
Partner

ASH/rjte/185970

cc:	Pure Nickel Inc.

7th Floor, Marine Building 355 Burrard Street, Vancouver, BC Canada V6C 2G8	Fax: Telephone: Web:	604.688.4675 604.687.1231 SmytheRatcliffe.com	CLARITY. PASSION. BALANCE.

Exhibit 99.6

May 24, 2007

Private and Confidential

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

9th Floor – 701 West Georgia Street

Vancouver, BC

V7Y 1L2

Attention:	Statutory Filings

Dear Sirs:

Re:	Change of Auditor for Pure Nickel Inc. (the “Company”)

As the proposed successor auditor of the Company we have been provided with and read the Notice of Change of Auditor dated May 2, 2007 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by the Company. Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Smythe Radcliffe Chartered Accountants, will be filed with the securities regulatory authorities.

This confirmation is based on our knowledge of the information as of this date.

Yours very truly,

Chartered Accountants

The Madison Centre, 4950 Yonge Street, Suite 400, Toronto, Ontario Canada M2N 6K1 Telephone 416 250 1212 Fax 416 250 1225 email general@sfgroup.ca www.sfgroup.ca

May 24, 2007

Private and Confidential

Alberta Securities Commission

4th Floor, 300 – 5th Avenue South West

Calgary, AB

T2P 3C4

Attention:	Statutory Filings

Dear Sirs:

Re:	Change of Auditor for Pure Nickel Inc. (the “Company”)

As the proposed successor auditor of the Company we have been provided with and read the Notice of Change of Auditor dated May 2, 2007 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by the Company. Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Smythe Radcliffe Chartered Accountants, will be filed with the securities regulatory authorities.

This confirmation is based on our knowledge of the information as of this date.

Yours very truly,

Chartered Accountants

The Madison Centre, 4950 Yonge Street, Suite 400, Toronto, Ontario Canada M2N 6K1 Telephone 416 250 1212 Fax 416 250 1225 email general@sfgroup.ca www.sfgroup.ca

May 24, 2007

Private and Confidential

Ontario Securities Commission

P.O. Box 55

19th Floor, 20 Queen Street West

Toronto, Ontario

M5H 3S8

Attention:	Statutory Filings

Dear Sirs:

Re:	Change of Auditor for Pure Nickel Inc. (the “Company”)

As the proposed successor auditor of the Company we have been provided with and read the Notice of Change of Auditor dated May 2, 2007 (the “Notice”) provided as required under National Instrument 51-102 (the “Instrument”) by the Company. Pursuant to s. 4.11 paragraph 5(a)(ii)(B) of the Instrument, we confirm our agreement with all the statements contained in the Notice.

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from Smythe Radcliffe Chartered Accountants, will be filed with the securities regulatory authorities.

This confirmation is based on our knowledge of the information as of this date.

Yours very truly,

Chartered Accountants

The Madison Centre, 4950 Yonge Street, Suite 400, Toronto, Ontario Canada M2N 6K1 Telephone 416 250 1212 Fax 416 250 1225 email general@sfgroup.ca www.sfgroup.ca